Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
RADCOM Ltd.
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM SHAREHOLDERS APPROVE CHARIMAN'S PARTICIPATION IN $5.5M PIPE
TRANSACTION AT SPECIAL SHAREHOLDERS' MEETING

TEL-AVIV, Israel – November 24, 2010 – Radcom Ltd. (NASDAQ: RDCM) ("Radcom") announced today that at the special meeting of shareholders which was held today, Radcom's shareholders approved the participation of its Chairman, Mr. Zohar Zisapel, in the $5.5 million private placement transaction (PIPE), previously announced on October 11, 2010.

Pursuant to the shareholders' approval, Mr. Zisapel will invest $1 million in the PIPE transaction.

For further information regarding the terms of the PIPE transaction, see Radcom's press release dated October 11, 2010.

About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.